Filed by Gores Metropoulos, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos, Inc.

Commission File No.: 001-38791

Date: August 24, 2020

Luminar

INVESTOR PRESENTATION TRANSCRIPT

Eric Hackel (Deutsche Bank, Managing Director):

Good morning everyone, this is Eric Hackel from Deutsche Bank. Thank you for joining this transaction announcement conference call set up by Gores Metropoulos. Today, we are joined by Alec Gores, CEO of Gores Metropoulos, Mark Stone, Senior Managing Director at the Gores Group, Austin Russell, founder and CEO of Luminar and Tom Fennimore, CFO of Luminar. Kicking off the call will be Alec Gores, CEO of Gores Metropoulos. Mr. Gores, I will now turn it over to you.

Alec Gores (Gores Metropoulos, CEO):

Good morning, everyone. I would like to thank all of you for joining. We are excited to share with you the proposed business combination between Gores Metropoulos and Luminar. Like in our previous transactions with Hostess, Verra Mobility, and PAE, Gores Metropoulos set out to find a growth oriented business with a strong management team and attractive value proposition, and we believe that Luminar fits that acquisition criteria perfectly. Luminar represents a rare opportunity to invest in the first autonomous driving technology for cars and trucks in global series production. With its visionary founder, breakthrough LiDAR and software, top-tier management, compelling unit economics, and serious commercial traction, Luminar is best positioned to dominate the autonomous vehicle landscape and set a new standard for automotive safety. Together, we will build on this unrivaled momentum to shape the future of transportation. Now, I would like to hand over the presentation to Mark Stone to provide further detail regarding the transaction terms and highlights.

Mark Stone (The Gores Group, Senior Managing Director):

Thank you, Alec. For those of you who saw the press release this morning, we filed a detailed investor presentation that provides an overview of both Luminar and the transaction. We at Gores value having a world-class management team led by Austin Russell, founder and CEO, and Tom Fennimore, CFO, who have displayed visionary leadership and a strong track record of innovation, and who have deep experience in the auto industry. Luminar’s full stack hardware and software autonomy solution for cars and trucks as well as its standalone LiDAR technology offerings have made it the partner of choice for the world’s top OEMs. Leveraging highly-differentiated LiDAR architecture and component-level innovation, Luminar is collaborating with 7 of the top 10 passenger OEMs and nearly every major autonomous trucking and robo-taxi program currently in development. The company has achieved over 50 substantial customer engagements, including the first industry-wide series production contract in the autonomous space awarded by Volvo Cars in May of 2020, with expected start of production in 2022. The combined company will have an estimated pro forma enterprise value of $2.9 billion and an equity value of approximately $3.4 billion, at closing. Luminar will receive $520 million in cash for future funding and stockholders will receive approximately 272 million rollover shares at closing. Cash proceeds raised will consist of Gores Metropoulos’ $400 million of cash in trust and an additional $170 million common stock PIPE investment, including participation from Volvo Cars Tech Fund, following up on its initial investment in 2018, as well as participation from Alec Gores, Van Tuyl Companies, Peter Thiel, Crescent Cove, Moore Strategic Ventures, and Nick and Jill Woodman. Luminar is expected to have an enormous TAM in excess of $150 billion across auto autonomy hardware and software alone, and has multiple levers for sustained growth including significant industry tailwinds, a strong 5 year product roadmap in production and development, a robust series production and standardization pipeline with long term contracts and substantial new, adjacent market opportunities. Luminar is the leading autonomous vehicle and LiDAR technology company, enabling the first real-world deployments of autonomy and next-generation safety features at scale. Since its inception, Luminar has re-built LiDAR from the chip-level up, creating the first and only high-performance LiDAR solutions that meet the stringent OEM specification requirements for safe L3 to L5 autonomy, bypassing the traditional limitations of what is possible with legacy LiDAR technology. Powered by self-built technology capable of enabling true autonomy from a performance and safety standpoint, Luminar’s solutions are ready for global manufacturing scale. Now, if you can direct your attention to Mr. Austin Russell, I will let him discuss Luminar and expand on some of the company’s recent developments and potential moving forward.

Luminar

INVESTOR PRESENTATION TRANSCRIPT

Austin Russell (Luminar Technologies, CEO):

Alright, thank you Mark. Couldn’t be a more exciting time for us and the larger industry with this milestone. First, I think it’d be helpful to share a quick backstory. For those that have the deck up, if you flip over to Slide 8. So I founded the company 8 years ago with the objective to build a new type of LiDAR sensors that world enable autonomous vehicles to accurately see and understand the world around them, in 3D. We knew there was no way that we would be able to accomplish the stringent specs and requirements needed using off-the-shelf parts; we had to be able to build something entirely from the ground up with a completely differentiated architecture. So over the course of the first 5 years, ended up bringing on a couple hundred engineers along the way to execute against the roadmap, building out the core components from scratch, making it work together in harmony, and acquired a couple of companies along the way as well. But ultimately we built the tech, proved it out, and came out of stealth mode in 2017 to show the world what was possible. Since then, we’ve continued to mature the product, taken more of a commercial focus, enabling rapid customer adoption, scaling from initially four to now 50 total commercial partners over the past couple of years and building out a global footprint. The driving factor behind this is the fact that we have the only LiDAR system that enables the key OEM specification requirements for autonomy. All of this recently culminated in what is the first autonomous series production win in the industry, a landmark deal with Volvo that we announced in May, and that will help continue driving the rest of the industry forward. We’ll talk about that a bit more.

We can make it quick, I think let’s take it from the top of page 7. It’s a huge market, you know, automotive is one of the largest industries in the world, and it’s ripe for disruption. TAM expected to be 150 billion plus by 2030 and a multiple of that by 2040. Technology: we have deeply integrated proprietary hardware and software developed from the ground up. Previously mentioned, the LiDAR is the only hardware that meets the demanding OEM performance requirements needed to enable Level 3 through Level 5 autonomy, meaning driver out of the loop autonomy. From a commercial perspective, we’re partnered with a majority of major automakers focused across three main verticals: passenger vehicles, trucking, and robotaxi. In the near term, we are heavily focused on the passenger vehicle and trucking markets, to be able to drive these development programs ultimately over series production. We see a longer term opportunity associated with the robotaxi market, working with a number of the major autonomous vehicle technology companies out there today as they are largely focused on that. But what we see as driving near-term economic growth and volume are the other two, and that’s where the highway focus and operating domain comes into play for autonomy. With that, the final point is that we were successfully awarded the industry’s first production contract for autonomy with Volvo. Luminar hardware and software is powering Volvo’s next-generation consumer vehicle platform, expected to start in 2022. Volvo made a lot of sense as our launch partner, you know, being the global leader in automotive safety, and small enough to be able to be dynamic but large enough to be able to have meaningful economies of scale, you know, as a global player in the premium vehicle segment. The holy grail in this industry has been to be able to see autonomy put into series production, and so figure next it’ll be good to give some helpful context on the different levels of autonomy, how we see our role within it and where the industry is going. So, if you flip over to Slide 10, you can really separate out the space in two distinct categories: one is ADAS or driver-assisted driving, and two is autonomous driving, meaning one is driver in the loop, you have to be consciously paying attention, ready to take over the wheel at any given moment, a la, you know, the existing Level 2 driver assistance systems that’s out there in passenger vehicles today, whereas autonomous driving is driver out of the loop, meaning hands off, eyes off, you can recover that time, and the real value proposition is there, as opposed to a more comfort or novelty feature. Another interesting parallel thread actually goes back to even the most basic level of autonomy in active safety. This is something where the most advanced active safety systems on vehicles today is really just basic automatic emergency braking, which, if anything, is really just meant to reduce the severity of an accident, rather than prevent most accidents necessarily altogether. And that’s where the huge opportunity for improvement, you know, people talk about autonomy saving a million something lives we lose out on the road every year, you know, 50 million injuries. There is a huge opportunity to be able to reduce collisions by as much as an order of magnitude if you have a LiDAR sensing system and software to give ground understanding of the environment, and can avoid getting in a situation by taking over the steering wheel and braking systems proactively.

If you flip over to Slide 13, you can see here on the upper left sort of the breakthrough innovations the components that we have: the receiver, a scanning mechanism, laser emitter, and processing electronics, you know, all built from scratch since they were needed to be able to have a sensing architecture that could have a range of seeing all the way out past 250 meters for even dark objects as well as resolution that could be able to make out not just if there is something there but what it is, even for small objects or a child out in the distance, which are notoriously more difficult to be able to see. We have by far the largest IP portfolio in the industry supporting this, which is roughly, or nearly, double the size of the portfolios of all of

Luminar

INVESTOR PRESENTATION TRANSCRIPT

these other companies on this page combined on this page, from a competitive perspective, and that’s just fundamentally - not necessarily because we were more aggressive on our IP strategy but because we’ve actually built out our own components from scratch as opposed to using off the shelf commodity components as people have historically used in an existing capacity, which there’s not too much protected. Now that we’ve done a deep dive into the technical aspects of our Lidar hardware, good to take a second to touch on the software. This is key for doing a couple of things. One is, you know, more deeply integrating within our OEM partners and getting greater content value as part of this, and two is making sure that we see successful widespread adoption, particularly among the automakers that don’t necessarily have, you know, billions of dollars invested, you know, thousands of engineers building out their own autonomous program. Which frankly even the ones that do are largely focused on the robotaxi side as opposed to the core consumer vehicle business and market. So we’ve developed our perception software from scratch. Think of it like whereas the LiDAR’s the eyes of the car, you have the perception software that’s the brain, the visual cortex, understanding what’s going on beyond just the raw data. This allows us to do object segmentation, detection, classification, tracking, et cetera, which is key to helping enable a more turnkey solution for automakers to be able to see through successful autonomous development programs transition into series production.

Now that we’ve given an over the technology, great to dive a little bit deeper into the commercial side, so if you flip over to Slide 18, take a look at the broader ecosystem of relevant companies. Something that we’re very proud of, we’re actually already working with and partnered with the majority of companies including more than 75% of the companies listed on this page as the major players in the ecosystem. This is represented across the 3 main verticals that we discussed: passenger vehicles, trucking, and robotaxi, with a particular focus on passenger vehicles and trucking. As of now we are actually working with 7 of the top 10 largest automakers for consumer vehicles, and nearly every major autonomous trucking program, and for that matter as well, the majority of major robotaxi programs. With that, we really thought it was an important aspect to get designed into these programs early, and the great part about this is – and being in this industry is that we actually have a huge amount of forward visibility when you have these kind of design wins and program developments going on, because of the fact these are long-term platform development cycles for OEMs, generally, oftentimes even up to 10 year cycles for each new automotive platform they develop. So that’s where you get to ride out the curve after you’re designed in.

Okay so following our commercial and partner overview, think it makes sense to do a deeper dive into our series production launch partner Volvo, and what it means to the broader industry. As previously noted, Volvo announced this mega deal a few months ago for the series production launch in 2022. In May we announced we’re working with them on a landmark series production deal for autonomy, the first of its kind in the industry, to be able to integrate Luminar LiDAR hardware, as well as software, onto their main vehicle platform, for which their consumer vehicles are based on. This is for launch in 2022, where you’ll be able to buy a car with our technology integrated. Application is specifically targeted for highways – for highway autonomy, for driver out of the loop capability, on ramp to exit, as well as proactive safety that has the potential to be able to save countless lives. With this, for the first time, autonomy will see an unprecedented scale, with the opportunity for tens of hundreds of thousands of vehicles on the road in an autonomous capacity in the near future, and as a result, this deal is key to realizing the economies of scale needed to see LiDAR and autonomy generate highly favorable unit economics. And with Volvo taking the lead, they’re setting a new standard for autonomy and safety in the larger industry, which we think will only help accelerate these other programs. But what’s key is we get to leverage the exact same industrialized LiDAR hardware as well as software with other automakers who are looking to similarly transition or work with them from the development phase into series production. With that, we’ll be transitioning to an overview of our financial and economics, I’ll turn it over to our CFO, Tom Fennimore.

Tom Fennimore (Luminar Technologies, Chief Financial Officer):

Thank you, Austin. If you now turn with me to slide 23, we can see how many of the aforementioned factors contribute to the ramp-up of our growth and ultimately, profitability. Almost all of our revenue today consists primarily of test and development hardware sales as well as NRE’s associated with recent contract wins. By the end of 2022, substantially all of our revenue is expected to come from revenue associated with series production programs via three solutions we are offering to our customers: first, our LiDAR hardware-only solution, second, an integrated LiDAR hardware and software solution for proactive safety systems, and third an integrated hardware and software solution for highway autonomy systems. Over 80% of our

Luminar

INVESTOR PRESENTATION TRANSCRIPT

forecasted revenue in 2025 is expected to be generated from sales from our existing partners. We’re going to achieve this by converting these existing customers and relationships into series production contracts. As mentioned earlier we were awarded the first series production contract in the industry validating the power of the business model. We have already procured another series production program for a total of two so far in 2020. These two contracts are fully included in our forecast. We are working real-time to convert another eight development contracts, for a total of ten, to series production awards over the next 24 months. Roughly half of these potential new series production awards are included in our forecast. Our success so far has helped us to build an estimated year-end order book backlog of approximately $1 billion in revenue. This order book backlog is forecasted to grow to an excess of $10 billion by the end of 2025.

Please turn with me now to slide 24 and you can see how quickly we are able to grow our margins, profitability and cash flow as our revenue ramps up due to the scalability and capital-light nature of this model. This is driven by three factors. First, we plan to sell substantially the same underlying product and software across our entire customer base and each incremental win we have will require minimal incremental capex and R&D. Second, we will utilize our contract manufacturing strategy to enable a rapid rise in sensor production without a rapid rise in the necessary manufacturing capex. And third, our unit costs will decrease rapidly as we amortize our fixed overhead over larger volumes and drive lower material costs from increased purchasing power and economies of scale. Let me expand on this last point in a little more detail. Our bill of material per unit, or BOM, is currently estimated to be less than $500 per unit once we enter our first full year of series production. With further scale and planned engineering changes our goal is to lower our BOM to less than $100 per unit. This rapidly declining BOM will allow us to lower our hardware pricing to drive greater adoption of our technology including standardization at certain customers without sacrificing our margins. Finally, some autonomous technology companies need billions of dollars in order to reach profitability – not us. We only need $250 million for our base business model to achieve profitability. We plan to raise that and then some as part of this transaction. We plan to use an extra $150 million to increase the investment to develop new capabilities for our software to enable highway autonomy and advance safety applications. The remainder of any cash from this transaction will be used to strengthen our balance sheet and make opportunistic internal and external investments in our business. Finally, please turn to slide 25. This demonstrates the longer term potential of our business model. With only a 4% global penetration rate in 2030, our company is capable of generating 5 billion revenue and an EBITDA of $2.5 billion.

Alec Gores (Gores Metropoulos, CEO):

Thank you, Austin and Tom. As you can see, Luminar is truly in a league of its own, and is our ideal partner given its breakthrough technology, strong management team and compelling growth opportunities. We expect Luminar to experience continued success in the public markets as they drive this industry forward. I will now pass it over to Mark to conclude with some final transaction details.

Mark Stone (The Gores Group, Senior Managing Director):

I would like to end by thanking everyone again for their time today and listening to our story. With respect to next steps, please stay tuned as Gores Metropoulos will file a preliminary proxy statement in connection with the proposed business combination with the SEC and will mail a definitive proxy statement and other relevant documents to its stockholders. The proxy statement will contain important information about the proposed business combination. And, finally, the proposed business combination is subject to the approval of Gores Metropoulos stockholders. We anticipate the transaction will close in the fourth quarter of 2020. For any questions, please feel free to follow-up with us or Deutsche Bank, our lead capital markets and financial advisor. This concludes today’s call and thank you once again for your interest.

Luminar

INVESTOR PRESENTATION TRANSCRIPT

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated August 24, 2020, by and among Gores Metropoulos, Inc. (the “Company”), Dawn Merger Sub, Inc., Dawn Merger Sub II, LLC and Luminar Technologies, Inc. (“Luminar”), the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement, consent solicitation statement and prospectus with respect to the Company’s securities to be issued in connection with the proposed transactions contemplated by the Merger Agreement that also constitutes a prospectus of the Company and will mail a definitive proxy statement/consent solicitation statement/prospectus and other relevant documents to its stockholders. The definitive proxy statement/consent solicitation statement/prospectus will contain important information about the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed transactions contemplated by the Merger Agreement and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Company stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they will contain important information about the proposed transactions. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at the Special Meeting. Company stockholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Gores Metropoulos, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou (email: jchou@gores.com).

Participants in Solicitation

The Company, Luminar and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the proposed transactions. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Company stockholders in connection with the proposed transactions contemplated by the Merger Agreement and other matters to be voted upon at the Special Meeting will be set forth in the proxy statement/consent solicitation statement/prospectus for the proposed transactions when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions will be included in the Registration Statement that the Company intends to file with the SEC.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the Company’s or Luminar’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this transaction will generate returns for stockholders. These forward-looking statements are based on the Company’s or Luminar’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

Luminar

INVESTOR PRESENTATION TRANSCRIPT

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Luminar’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed transactions contemplated thereby; (b) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (d) the risk that the proposed transactions disrupt current plans and operations of Luminar or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (e) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (f) costs related to the proposed transactions; (g) changes in applicable laws or regulations; (h) the possibility that Luminar may be adversely affected by other economic, business and/or competitive factors; and (i) other risks and uncertainties indicated from time to time in the final prospectus of the Company, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by the Company. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this communication speak only as of the date of this communication. Except as required by law, neither the Company nor Luminar undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Company’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.